October 24, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Aisha Adegbuyi

Re:	Wesbanco, Inc.

Registration Statement on Form S-4 (File No. 333-282519)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M., Eastern Time, on October 28, 2024, or as soon thereafter as is practicable.

Please direct any questions regarding this request to James C. Gardill ((304) 231-1601; JamesGardill@pgka.com) of Phillips, Gardill, Kaiser & Altmeyer, PLLC. In addition, please notify Mr. Gardill when this request for acceleration has been granted.

Very truly yours,

By:	/s/ Daniel K. Weiss, Jr.
Daniel K. Weiss, Jr.
Senior Executive Vice President &
Chief Financial Officer